UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of JULY, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  July 31, 2007                       /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman

--------------------------------------------------------------------------------

                               HALO RESOURCES LTD.

                          INTERIM FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                  MAY 31, 2007

                      (Unaudited - Prepared by Management)

--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS



The accompanying unaudited interim financial statements of Halo Resources Ltd. for the nine months ended May 31, 2007, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                               HALO RESOURCES LTD.
                             INTERIM BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                     MAY 31,         AUGUST 31,
                                                      2007             2006
                                                        $                $

                                     ASSETS

CURRENT ASSETS
Cash                                                   500,308          271,935
Amounts receivable and prepaids                        159,027          136,275
                                                  ------------     ------------
                                                       659,335          408,210

CAPITAL ASSETS (Note 3)                                327,895          298,630

UNPROVEN MINERAL INTERESTS (Note 4)                 23,614,925       23,845,828
                                                  ------------     ------------
                                                    24,602,155       24,552,668
                                                  ============     ============


                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities               384,706          256,688

REDEEMABLE PREFERRED SHARES (Note 5)                 8,000,000        8,000,000

ASSET RETIREMENT OBLIGATION                          1,014,500        1,014,500

FUTURE INCOME TAX LIABILITY                          4,807,500        4,832,000
                                                  ------------     ------------
                                                    14,206,706       14,103,188
                                                  ------------     ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                              33,283,094       32,395,855

CONTRIBUTED SURPLUS (Note 8)                         1,751,915        1,360,767

DEFICIT                                            (24,639,560)     (23,307,142)
                                                  ------------     ------------
                                                    10,395,449       10,449,480
                                                  ------------     ------------
                                                    24,602,155       24,552,668
                                                  ============     ============


SUBSEQUENT EVENTS (Note 12)


APPROVED BY THE BOARD

/s/ LYNDA BLOOM     , Director
--------------------
/s/ MARC CERNOVITCH , Director
--------------------


              The accompanying notes are an integral part of these
                         interim financial statements.

                               HALO RESOURCES LTD.
                     INTERIM STATEMENTS OF LOSS AND DEFICIT
                      (Unaudited - Prepared by Management)



                                                        THREE MONTHS ENDED                NINE MONTHS ENDED
                                                             MAY 31,                           MAY 31,
                                                  -----------------------------     -----------------------------
                                                      2007             2006             2007             2006
                                                        $                $                $                $

EXPENSES

Accretion                                                    -           19,000                -           57,000
Amortization of capital assets                           8,777           12,053           22,486           22,263
General and administrative                             401,818          282,356        1,262,734        1,000,501
General exploration                                     14,502           11,780           40,269           15,691
Stock-based compensation (Note 7)                       94,222                -          356,201          359,822
Write-down of unproven
   mineral interest (Note 4(b))                              -        1,681,199          225,000        1,681,199
                                                  ------------     ------------     ------------     ------------
                                                       519,319        2,006,388        1,906,690        3,136,476
                                                  ------------     ------------     ------------     ------------
LOSS BEFORE OTHER ITEMS                               (519,319)      (2,006,388)      (1,906,690)      (3,136,476)

OTHER ITEM

Interest and other                                       5,906            4,513           25,272           12,661
                                                  ------------     ------------     ------------     ------------
LOSS BEFORE INCOME TAX                                (513,413)      (2,001,875)      (1,881,418)      (3,123,815)

FUTURE INCOME TAX RECOVERY                             270,000          180,000          549,000          745,000
                                                  ------------     ------------     ------------     ------------
NET LOSS FOR THE PERIOD                               (243,413)      (1,821,875)      (1,332,418)      (2,378,815)

DEFICIT - BEGINNING OF PERIOD                      (24,396,147)     (21,664,147)     (23,307,142)     (21,107,207)
                                                  ------------     ------------     ------------     ------------
DEFICIT - END OF PERIOD                            (24,639,560)     (23,486,022)     (24,639,560)     (23,486,022)
                                                  ============     ============     ============     ============


LOSS PER COMMON SHARE - BASIC AND DILUTED               $(0.01)          $(0.06)          $(0.04)          $(0.09)
                                                  ============     ============     ============     ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                        34,827,049       29,903,906       34,197,151       27,563,547
                                                  ============     ============     ============     ============





              The accompanying notes are an integral part of these
                         interim financial statements.

                              HALO RESOURCES LTD.
                        INTERIM STATEMENTS OF CASH FLOW
                      (Unaudited - Prepared by Management)



                                                        THREE MONTHS ENDED                NINE MONTHS ENDED
                                                             MAY 31,                           MAY 31,
                                                  -----------------------------     -----------------------------
                                                      2007             2006             2007             2006
                                                        $                $                $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                               (243,413)      (1,821,875)      (1,332,418)      (2,378,815)
   Items not involving cash
   Accretion                                                 -           19,000                -           57,000
   Amortization of capital assets                        8,777           12,053           22,486           22,263
   Professional fees                                         -                -                -           60,000
   Stock-based compensation                              9,422                -          356,201          359,822
   Write-down of unproven mineral interest                   -        1,681,199          225,000        1,681,199
   Future income tax recovery                         (270,000)        (180,000)        (549,000)        (745,000)
Decrease (increase) in amounts receivable
   and prepaids                                         27,376           80,673          (22,752)          30,510
Increase (decrease) in accounts payable
   and accrued liabilities                              60,538          (22,637)         (61,593)        (459,541)
                                                  ------------     ------------     ------------     ------------
                                                      (407,300)        (231,587)      (1,362,076)      (1,372,562)
                                                  ------------     ------------     ------------     ------------
FINANCING ACTIVITIES

Common shares issued for cash                                -        1,163,200        1,537,350        4,125,749
Common share issue costs                                     -                -         (179,664)        (257,173)
                                                  ------------     ------------     ------------     ------------
                                                             -        1,163,200        1,357,686        3,868,576
                                                  ------------     ------------     ------------     ------------
INVESTING ACTIVITIES

Proceeds from sale of unproven mineral interests     1,000,000                -        3,025,000                -
Additions to resource interests                     (1,539,952)        (657,590)      (2,740,486)      (2,225,250)
Purchase of capital assets                             (32,200)               -          (51,751)        (239,410)
                                                  ------------     ------------     ------------     ------------
                                                      (572,152)        (657,590)         232,763       (2,464,660)
                                                  ------------     ------------     ------------     ------------
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                               (979,452)         274,023          228,373           31,354

CASH AND CASH EQUIVALENTS
   - BEGINNING OF PERIOD                             1,479,760          650,856          271,935          893,525
                                                  ------------     ------------     ------------     ------------
CASH AND CASH EQUIVALENTS
   - END OF PERIOD                                     500,308          924,879          500,308          924,879
                                                  ============     ============     ============     ============

SUPPLEMENTARY CASH FLOW INFORMATION - See Note 10.




              The accompanying notes are an integral part of these
                         interim financial statements.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which is engaged in the acquisition, exploration and development of unproven mineral interests in Canada. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CAPITAL ASSETS

                                                                                                       AUGUST 31,
                                                                   MAY 31, 2007                           2006
                                                  ----------------------------------------------     ------------
                                                                    ACCUMULATED       NET BOOK         NET BOOK
                                                      COSTS        DEPRECIATION         VALUE            VALUE
                                                        $                $                $                $

         Office furniture and equipment                 53,843           13,228           40,615           40,417
         Computer and telephone equipment               61,624           16,273           45,351           21,430
         Field equipment and facility                  266,895           30,728          236,167          226,700
         Leasehold improvements                         11,524            5,762            5,762           10,083
                                                  ------------     ------------     ------------     ------------
                                                       393,886           65,991          327,895          298,630
                                                  ============     ============     ============     ============

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



4.       UNPROVEN MINERAL INTERESTS

                                                  MAY 31, 2007                                      AUGUST 31, 2006
                                 ----------------------------------------------     ----------------------------------------------
                                                     DEFERRED                                           DEFERRED
                                  ACQUISITION      EXPLORATION         TOTAL         ACQUISITION      EXPLORATION         TOTAL
                                     COSTS            COSTS            COSTS            COSTS            COSTS            COSTS
                                       $                $                $                $                $                $

         Duport                    15,157,502        2,272,673       17,430,175       14,957,409        2,241,773       17,199,182
         Bachelor Lake              1,174,289          622,500        1,796,789        1,399,289        3,647,500        5,046,789
         Sherridon                    708,007        3,291,472        3,999,479          423,519        1,127,370        1,550,889
         Red Lake                      38,952          349,530          388,482           38,952           10,016           48,968
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                   17,078,750        6,536,175       23,614,925       16,819,169        7,026,659       23,845,828
                                 ============     ============     ============     ============     ============     ============

         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 3,800 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 5). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                  The Company has also acquired, through staking, 10 mineral claims in the area of the Duport property, covering an area of approximately 1,744 hectares.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option from Metanor Resources Inc. ("Metanor"), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement (the "Assignment and Assumption Agreement"). Under the agreed terms, the Company acquired Wolfden's option by paying $650,000 cash and issuing 1,400,000 common shares, at a value of $1,050,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,818,123 by paying $1,293,123 cash and issuing 700,000 common shares, at a value of $525,000. Upon exercising the option and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company will be required to pay to Wolfden a bonus payment of $250,000 cash and issue a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. A director of the Company is also a director and officer of Wolfden.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



4.       UNPROVEN MINERAL INTERESTS (continued)

                  Effective May 18, 2005, the Company and Metanor entered into an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company could exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. On September 21, 2005, the Company exercised its option and paid the $100,000. The Bachelor Lake Property was then operated under a joint venture agreement (the "Bachelor Lake JV").

                  On May 2, 2006, as amended August 28, 2006, the Company and Metanor entered into a purchase agreement (the "Metanor Purchase") whereby Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake JV in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company.

                  On November 17, 2006, Metanor and the Company agreed to a new agreement (the "Revised Metanor Purchase") under which Metanor has now agreed to purchase the Company's 50% interest in the Bachelor Lake JV for total consideration of $4 million, as follows:

                  i)       $2 million cash (received);
                  ii)      $500,000 cash on or before March 30, 2007 (received);
                           and
                  iii) $500,000 in cash or common shares of Metanor each on or before May 31, 2007 (cash received), August 31, 2007 and November 30, 2007.

                  Metanor continues to be responsible for all on-going costs, expenses and obligations of the Bachelor Lake JV. In addition Metanor has granted the Company a 1% NSR and the Company will retain its beneficial interest in the Bachelor Lake JV until completion of the sale.

                  During the nine months ended May 31, 2007, the Company recognized a further write-down of $225,000 to reflect the terms of the Revised Metanor Agreement.

         (c)      Sherridon VMS Project, Manitoba

                  The Company now holds, through staking and various acquisition agreements, an interest in 20,876 hectares located in the Sherridon area, north-central Manitoba. Details of the acquisitions are as follows:

                  i) 76 unproven claims covering approximately 14,789 hectares, staked by the Company;

                  ii) on February 9, 2005, as amended February 9, 2006, the Company entered into a letter of intent ("Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the Quarter Moon LOI, the Company had the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company has paid $40,000 cash, issued 50,000 common shares of the Company, at a value of $60,000, and was required to complete a $500,000 work commitment, pay a further $40,000 cash and issue 50,000 common shares.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



4.       UNPROVEN MINERAL INTERESTS (continued)

                           On December 3, 2006, the Company and EL entered into a formal purchase agreement (the "Quarter Moon Purchase Agreement"), under which the Company purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, in north-central Manitoba, for $90,000 cash and issuance of 160,000 common shares, at a value of $64,000. EL holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000.

                  iii) heads of agreement (the "Dunlop HOA") dated February 9, 2006, entered into by the Company and W. Bruce Dunlop Limited NPL, whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares, for $90,000 cash ($35,000 paid), issuance of 250,000 common shares of the Company (75,000 shares issued) and expending a total of $170,000 in work expenditures over a four year period; and

                  iv) three option agreements (the "HBED Options"), dated March 19, 2006, entered into by the Company and Hudson Bay Exploration and Development Company Limited ("HBED"), whereby the Company was granted options to acquire 100% interests in 25 unproven mineral claims and one mining lease covering approximately 3,478 hectares. In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000, as follows:

                                                   OPTION              WORK
                              DATE                PAYMENTS         EXPENDITURES
                                                      $                  $

                           On signing                 30,000(paid)            -
                           March 19, 2007             70,000(paid)       30,000
                           March 19, 2008            120,000            100,000
                           March 19, 2009             80,000            790,000
                           March 19, 2010            350,000          3,380,000
                                                ------------       ------------
                                                     650,000          4,300,000
                                                ============       ============

                           Upon agreement by both the Company and HBED, up to $187,500 of the option payments may be paid in common shares of the Company.

                           Should the Company acquire a 100% interest in any of the claim groups under the HBED Options, HBED has the option to back-in for a 51% interest in the subject claims group by paying 135% of the expenditures incurred by the Company. HBED will also hold a 2% NSR.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



4.       UNPROVEN MINERAL INTERESTS (continued)

         (d)      Red Lake Property, Ontario

                  On June 20, 2006, the Company completed a formal option agreement (the "Red Lake Option") with Goldcorp. Inc. ("Goldcorp") regarding the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the "Red Lake Property") located in Ball Township, Red Lake, Ontario. Under the terms of the Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2008. Upon spending the $3 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.


5.       REDEEMABLE PREFERRED SHARES

         The series 1 redeemable preferred shares (the "Redeemable Preferred Shares") were issued by the Company as partial consideration of its purchase of the Duport Property described in Note 4(a). The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of $320,000, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



5.       REDEEMABLE PREFERRED SHARES (continued)

         During the nine months ended May 31, 2007, the Company recorded $195,000 of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at May 31, 2007, $26,667 of accrued dividends were included as part of accounts payable and accrued liabilities.


6.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                      unlimited preferred shares (Note 5)

         Issued common shares:                    NINE MONTHS ENDED MAY 31,2007       YEAR-ENDED AUGUST 31, 2006
                                                  -----------------------------     -----------------------------
                                                     SHARES           AMOUNT           SHARES           AMOUNT
                                                                         $                                 $

         Balance, beginning of period               31,138,216       32,395,855       21,005,765       28,487,576
                                                  ------------     ------------     ------------     ------------
         Issued during the period

         For cash
            Private placements                       3,416,333        1,537,350        5,273,236        3,493,249
            Exercise of options                              -                -          150,000           67,500
            Exercise of warrants                             -                -        4,598,500        1,523,950
         For fiscal advisory services                        -                -           85,715           32,458
         For corporate finance fees                     62,500           22,720                -                -
         For unproven mineral interests                210,000           89,000           25,000           18,250
         Reallocation from contributed surplus on
            exercise of options                              -                -                -           69,413
                                                  ------------     ------------     ------------     ------------
                                                     3,688,833        1,649,070       10,132,451        5,204,820
         Less:  flow-through share renunciation              -         (524,500)               -         (820,633)
                share issue costs                            -         (237,331)               -         (475,908)
                                                  ------------     ------------     ------------     ------------
                                                     3,688,833          887,239       10,132,451        3,908,279
                                                  ------------     ------------     ------------     ------------
         Balance, end of period                     34,827,049       33,283,094       31,138,216       32,395,855
                                                  ============     ============     ============     ============

         (a) During the nine months ended May 31, 2007 the Company completed a brokered private placement and issued 3,416,333 flow-through units at a price of $0.45 per flow-through unit, for total gross proceeds of $1,537,350. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further common share of the Company at a price of $0.60 on or before April 12, 2008. A director of the Company purchased 20,000 flow-through units for $9,000.

                  The Company paid the agent a cash commission of $115,301 and issued 341,633 warrants (the "Agent Warrants") and incurred $64,363 of costs relating to the financing. Each Agent's Warrant is exercisable to purchase one common share at a price of $0.45 on or before April 12, 2008. The fair value of the Agent's Warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 79.42%; a risk-free interest rate of 4.00%; and an expected life of one and one-half years. The value assigned to the Agent's Warrants was $29,542.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



6.       SHARE CAPITAL (continued)

                  The Company also issued 62,500 units (the "Corporate Finance Units"), at a value of $28,125, for corporate finance fees. Each Corporate Finance Unit, comprising of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $0.45 per share on or before April 12, 2008. The fair value of the warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 79.42%; a risk-free interest rate of 4.00%; and an expected life of one and one-half years. The value assigned to the warrants was $5,405.

         (b) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at May 31, 2007 and 2006 and the changes for the nine months ending on those dates is as follows:

                                                                       2007             2006

                  Balance, beginning of period                        8,322,563       10,331,859
                  Issued pursuant to private placements               1,708,166        1,980,166
                  Issued as agent's or finders warrants                 341,633          523,323
                  Issued for corporate finance fee                       62,500           85,715
                  Exercised                                                   -       (4,598,500)
                  Expired                                            (5,733,359)               -
                                                                   ------------     ------------
                  Balance, end of period                              4,701,503        8,322,563
                                                                   ============     ============

                  Common shares reserved pursuant to warrants outstanding at May 31, 2007, are as follows:

                     NUMBER         EXERCISE PRICE         EXPIRY DATE
                                           $

                   2,071,015              0.70             September 14, 2007
                     432,474              0.70             September 29, 2007
                      85,715              0.75             October 14, 2007
                   1,708,166              0.60             April 12, 2008
                     404,133              0.45             April 12, 2008
                  ----------
                   4,701,503
                  ==========

         (c)      See also Note 12.


7.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. During the nine months ended May 31, 2007 the Company granted 1,547,000 stock options (2006 - 2,168,000) to its employees, directors and consultants and recorded compensation expense of $256,899 (2006 - $359,822) on these stock options and on stock options which vested during the nine months ended May 31, 2007. In addition the Company amended terms of 450,000 (2006 - nil) stock options in which the Company recorded compensation expense of $99,302 (2006 - $nil).

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



7.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended May 31, 2007 and 2006:

                                             2007                  2006
                                    -------------------     -------------------
         Risk-free interest rate         3.93 - 4.00%          3.24% - 3.43%
         Estimated volatility          48.55% - 78.74%        61.41% - 64.96%
         Expected life              2.5 years - 3 years           1.5 years
         Expected dividend yield              0%                     0%

         The weighted average fair value of all stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.17 (2006 - $0.20) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's stock options at May 31, 2007 and 2006, and the changes for the nine months ending on those dates is presented below:

                                                                2007                               2006
                                                  ------------------------------    ------------------------------
                                                                     WEIGHTED                         WEIGHTED
                                                     NUMBER           AVERAGE          NUMBER          AVERAGE
                                                   OF OPTIONS     EXERCISE PRICE     OF OPTIONS     EXERCISE PRICE
                                                                         $                                 $

         Balance, beginning of period                2,903,000          0.56           1,688,000          0.80
         Granted                                     1,547,000          0.45           2,168,000          0.54
         Exercised                                           -           -              (150,000)         0.75
         Cancelled / Expired                        (1,390,000)         0.63            (753,000)         0.96
                                                  ------------                      ------------
         Balance, end of period                      3,060,000          0.47           2,953,000          0.58
                                                  ============                      ============

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2007:


            OPTIONS           OPTIONS        EXERCISE
          OUTSTANDING       EXERCISABLE       PRICE           EXPIRY DATE
                                                $

              450,000          450,000         0.60           May 31, 2009
              150,000          150,000         0.45           September 28, 2008
              913,000          913,000         0.45           February 2, 2009
            1,547,000        1,422,000         0.45           November 27, 2009
         ------------     ------------
            3,060,000        2,935,000
         ============     ============

         See also Note 12(b).

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



8.       CONTRIBUTED SURPLUS

         Contributed surplus is comprised of the following:
                                                   NINE MONTHS          YEAR
                                                      ENDED            ENDED
                                                     MAY 31,         AUGUST 31,
                                                      2007             2006
                                                        $                $

         Balance, beginning of period                1,360,767          738,642
         Stock options exercised                             -          (69,413)
         Stock-based compensation on stock
            options (Note 7)                           356,201          550,817
         Stock-based compensation on
            warrants (Note 6)                           34,947          140,721
                                                  ------------     ------------
         Balance, end of period                      1,751,915        1,360,767
                                                  ============     ============


9.       RELATED PARTY TRANSACTIONS

         During the nine months ended May 31, 2007 and 2006 the Company was charged for various services provided by companies controlled by directors and officers of the Company, as follows:

                                                      2007             2006
                                                        $                $

         Accounting and administration                  73,000           81,225
         Professional and consulting                    87,300           87,300
         Compensation and benefits                     113,500           63,288
         Directors fees                                  3,000                -
                                                  ------------     ------------
                                                       276,800          231,813
                                                  ============     ============

         These fees have been either expensed to operations or capitalized to unproven mineral interests, based on the nature of the expenditures.

         As at May 31, 2007, accounts payable and accrued liabilities include $22,367 (2006 - $9,124) due to these related parties.

         These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.

         Other related party transactions are disclosed elsewhere in these financial statements.


10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during the nine months ended May 31, 2007 and 2006 are as follows:

                                                      2007             2006
                                                        $                $
         Operating activity

         Accrued payable for unproven mineral
            interests                                  189,611            4,167
                                                  ============     ============

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



10.      SUPPLEMENTARY CASH FLOW INFORMATION (continued)

                                                      2007             2006
                                                        $                $

         Financing activities

         Issuance of common shares for unproven
            mineral interests                           89,000           18,250
         Issuance of common shares for fees             22,720                -
         Common share issue costs                      (57,667)               -
         Contributed surplus                            34,947                -
         Share capital - future income tax
            adjustment                                       -         (820,633)
         Future tax liability                                -          820,633
                                                  ------------     ------------
                                                        89,000           18,250
                                                  ============     ============
         Investing activities

         Accounts payable for unproven mineral
            interests                                 (189,611)          (4,167)
         Unproven mineral interests                    (89,000)         (18,250)
                                                  ------------     ------------
                                                      (278,611)         (22,417)
                                                  ============     ============

         Other supplementary cash flow information:

                                                      2007             2006
                                                        $                $

         Interest paid in cash                               -                -
                                                  ============     ============

         Dividends paid in cash                        172,500           37,500
                                                  ============     ============

         Income taxes paid in cash                           -                -
                                                  ============     ============


11.      SEGMENTED INFORMATION

         The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these areas are as follows:

                                                  MAY 31, 2007
                                 ----------------------------------------------
                                 IDENTIFIABLE                           NET
                                     ASSETS         REVENUES            LOSS
                                       $                $                $

         Mineral operations        23,614,925                -         (225,000)
         Corporate                    987,230           25,272       (1,107,418)
                                 ------------     ------------     ------------
                                   24,602,155           25,272       (1,332,418)
                                 ============     ============     ============

                                                 AUGUST 31, 2006
                                 ----------------------------------------------
                                 IDENTIFIABLE                           NET
                                     ASSETS         REVENUES            LOSS
                                       $                $                $

         Mineral operations        23,845,828                -       (1,538,655)
         Corporate                    706,840           16,729         (661,280)
                                 ------------     ------------     ------------
                                   24,552,668           16,729       (2,199,935)
                                 ============     ============     ============

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007
                      (Unaudited - Prepared by Management)



12.      SUBSEQUENT EVENTS

         (a) In July 2007, the Company completed a non-brokered private placement and issued 3,612,632 flow-through units, at a price of $0.475 per flow-through unit and 2,300,000 non-flow-through units, at a price of $0.45 per non-flow-through unit, for total gross proceeds of $2,751,000. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrants entitling the holder to purchase one further common share for a period eighteen months at a price of $0.65 per share . Each non-flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further common shares for a period of eighteen months at a price of $0.60 per share. The Company can require the holders of these warrants to exercise the warrants in the event the 20 day weighted average closing trading price of the common shares is $0.85 or above. The President of the Company purchased 25,000 flow-through units for $11,875.

                  The Company paid the agents a cash commission of $163,997 and issued 470,763 warrants (the "Agents' Warrants"). Each Agents' Warrant is exercisable to purchase one common share for a period of eighteen months at a price of $0.60 per share.

         (b) The Company granted 150,000 stock options to a consultant to purchase 150,000 common shares at $0.50 per share for a period of three years and 755,000 stock options to directors and consultants of the Company, exercisable at $0.52 per share for a period of five years.

                                                                      SCHEDULE I

                               HALO RESOURCES LTD.
                     SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (Unaudited - Prepared by Management)


                                                                                                                       YEAR ENDED
                                                                                                                        AUGUST 31,
                                                          NINE MONTHS ENDED MAY 31, 2007                                  2006
                                 --------------------------------------------------------------------------------     ------------
                                                    BACHELOR                             RED
                                    DUPORT            LAKE           SHERRIDON          LAKE
                                   PROPERTY         PROPERTY        VMS PROJECT       PROPERTY           TOTAL            TOTAL
                                       $                $                $                $                $                $

BALANCE - BEGINNING OF PERIOD      17,199,182        5,046,789        1,550,889           48,968       23,845,828       22,759,333
                                 ------------     ------------     ------------     ------------     ------------     ------------
AMOUNTS INCURRED DURING
   THE PERIOD

EXPLORATION EXPENDITURES

Accounting                                  -                -                -                -                -           13,272
Assays                                      -                -           34,290            3,896           38,186           32,510
Camp and equipment costs                    -                -              545                -              545          239,251
Consulting                             14,534                -          134,163           43,659          192,356          697,681
Data                                        -                -                -                -                -           25,000
Drafting                                  179                -           35,629            3,285           39,093                -
Drilling                                1,613                -        1,386,014               56        1,387,685          296,768
Due diligence                               -                -                -                -                -           14,214
Engineering                                 -                -                -                -                -           49,876
Exploration office costs                5,695                -          227,232           58,967          291,894          244,123
Field personnel                         1,270                -          128,515                -          129,785          167,769
Field supplies                            912                -            5,822            2,128            8,862            6,559
Filing                                      -                -                -                -                -            3,250
Geological                                140                -           85,047           10,303           95,490                -
Geophysical survey                      4,066                -           94,800          159,525          258,391          353,843
Land management                             -                -            3,284                -            3,284                -
Line cutting                                -                -                -           51,941           51,941                -
Insurance                                   -                -                -                -                -           16,719
Maintenance                                 -                -                -                -                -           16,388
Mobilization, demobilization                -                -                -                -                -            6,132
Technical report                            -                -                -                -                -           10,859
Travel                                  2,491                -           78,714            5,754           86,959          132,541
Reimbursement / Recoveries                  -       (3,025,000)         (49,953)               -       (3,074,953)        (228,708)
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                       30,900       (3,025,000)       2,164,102          339,514         (490,484)       2,034,064
                                 ------------     ------------     ------------     ------------     ------------     ------------
OTHER ITEMS

Acquisition costs and payments              -                -          269,000                -          269,000          232,244
Claims staking and lease rental
   costs                                5,093                -            9,801                -           14,894          147,402
Legal                                       -                -            5,687                -            5,687          161,440
Capitalized dividend                  195,000                -                -                -          195,000           50,000
Future income tax adjustment                -                -                -                -                -                -
Asset retirement obligation                 -                -                -                -                -                -
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                      200,093                -          284,488                -          484,581          591,086
                                 ------------     ------------     ------------     ------------     ------------     ------------
BALANCE BEFORE WRITE-DOWN          17,430,175        2,021,789        3,999,479          388,482       23,839,925       25,384,483

WRITE-DOWN (Note 4(b))                      -         (225,000)               -                -         (225,000)      (1,538,655)
                                 ------------     ------------     ------------     ------------     ------------     ------------
BALANCE - END OF PERIOD            17,430,175        1,796,789        3,999,479          388,482       23,614,925       23,845,828
                                 ============     ============     ============     ============     ============     ============

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE NINE MONTHS ENDED MAY 31, 2007


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at July 25, 2007 and should be read in conjunction with the interim financial statements and the accompanying notes for the nine months ended May 31, 2007 and 2006 of Halo Resources Ltd. (the "Company") that have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is engaged in the acquisition and exploration of precious and base metals on mineral interests located in Canada. Current Company exploration activities are in the provinces of Manitoba and Ontario. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

As of the date of this MD&A the Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

DUPORT PROPERTY, ONTARIO

The Duport Property covers the advanced-stage Duport resource located on the West Group of claims. The resource has been defined over a strike length of 760 metres to a vertical depth of 450 metres and contains 424,000 tonnes grading
13.4 grams per tonne gold for 183,000 ounces in the indicated category as well as 387,000 tonnes grading 10.7 grams per tonne gold for 133,000 ounces in the inferred category. The Company also discovered anomalous gold values along the altered margin of the Canoe Lake Stock within its East Group of claims. This area represents a new target area for the Company and will be the subject of future evaluation.

The Company believes that there is a high potential to expand the existing resource, both laterally and along strike of the deposit, and discover additional gold resources within prospective satellite geophysical targets associated with gold in historic drill holes in close proximity to the Duport deposit. The regional geophysical data collected during the helicopter magnetic and EM survey conducted by Fugro has been reprocessed and analyzed in greater detail. The results of this analysis have been compiled with all other known data and will be used to quantify a cost effective exploration program to test potential drill targets and expand the existing resource base. The results of the study will be used to define an aggressive project development strategy that will be shared with potential mining partners.

Discussions are ongoing with a number of potential partners.

BACHELOR LAKE PROPERTY, QUEBEC

No exploration activities were carried out by the Company during this quarter. The acquisition process of the Company's 50% undivided ownership interest in the Bachelor Lake Property by Metanor Resources Inc. ("Metanor") is in progress and is expected to be complete by November 30, 2007. Metanor continues to pay all costs and expenses of the Bachelor Lake Joint Venture. Under the terms of its agreement, Metanor has now paid the Company $3,000,000. Metanor is required to make two additional payments of $500,000, in either cash or in freely tradable common voting shares of Metanor, by November 30, 2007. At this time, Metanor shall enter into a royalty agreement granting the Company a 1% net smelter returns royalty on all mineral production from the Bachelor Property.

SHERRIDON VMS PROPERTY, MANITOBA

The Sherridon VMS Property comprises a large land package in the Sherridon volcanogenic massive sulphide ("VMS") district. The property includes the site of the former Sherritt Gordon Mines' copper-zinc mine that operated from 1933 to 1950 and produced 7.7 million tonnes of copper-zinc ore. The property is considered by the Company to be highly prospective for new VMS discoveries and to have a largely untested gold potential. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by HudBay Minerals Inc. Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.

The Company held ground now totals 16,822 hectares consisting of 84 mineral claims. Through four option agreements the Company also has the right to acquire a 100% interest in 30 other mining claims and one mineral lease in the Sherridon area bringing the total land package to approximately 20,876 hectare. In total, the property currently hosts approximately 11 million tonnes of historic copper-zinc resources in four deposits: Bob Lake, Jungle Lake, Park Lake, and Cold Lake. Resource calculations were not carried out on the two additional historic deposits, AKE and Fidelity.

All resources stated by the Company are historical in nature. Although the resource estimations are believed to be reliable, they were calculated prior to the implementation of National Instrument 43-101 ("NI 43-101"). The Company and its Qualified Persons have not done sufficient work to reclassify the historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon. More recent estimates or data are not available to the Company. The Company plans to accelerate the resource assessment work on the property to bring historical resources to NI 43-101 compliancy by the end of 2007.

In November of 2006, the Company commenced a two year drill program that is designed to bring all historic resources into NI 43-101 compatible resource categories; increase the quality and quantity of these resources sufficiently to support a bankable feasibility study; and primary drill test all newly identified exploration areas in the Sherridon VMS district. Eight high priority areas, of approximately two square kilometres in size have been delineated from a total of 122 geophysical targets that were recognized. The target areas were selected on the basis of known mineral occurrences, VTEM anomalies, location relative to the recognized mineralized horizon, presence of VSM-style alteration (i.e. cordierite-anthophyllite), proximity to fold hinges and other key geological features. Geochemical, lithogeochemical and other sampling programs will be conducted as a means to better refine and prioritize potential drill targets.

In conjunction with the exploration program, a preliminary economic evaluation will also be conducted to define the requirements for production feasibility. Geophysical modeling techniques will continue to be used to generate primary exploration targets for drill testing.

Since the commencement of drilling, 38 diamond drill holes have been completed for a total of approximately 9,500 metres. The Company plans to add a second drill rig in early Fall 2007 to allow concurrent testing of known deposits as well as newly-generated exploration targets. The drilling to date has been carried out in four areas:

East Mine Area

A total of five holes were drilled in an area immediately east of the historic East Zone sulphides lens which was estimated to contain 785,621 tonnes at 2.14% copper, 5.78% zinc, 0.65 g/t gold and 26.6 g/t silver and was mined by Sherritt Gordon in the 1940s. This program is the first systematic attempt to explore the

East Zone fold structure for continuations of the sulphide zone as evidenced by a recent grab sample from surface near an open stope on the East Zone that returned results of 14.5% copper, 2.9% zinc and 7.4 g/t gold. The airborne geophysics identifies important geological features beneath the previously unexplored granites and at depths that have not previously been tested.

This initial drilling indicates that the East Zone mine horizon can be traced at least 600 metres from the eastern part of the historical mine working. Alteration zones commonly associated with the old mine horizon and mineralization were encountered at depths up to 159 metres below surface with the highest grade intersection being 2.2 metres grading at 43.0 to 45.2 metres which assayed 0.53% copper, 0.77% zinc and anomalous gold and silver. One hole was continued through a succession of intermediate and felsic volcanic rocks to a depth of 505 metres, testing for the folded repetition of the East zone horizon but not reaching it.

Bob Lake Deposit

An initial drill program of 14 holes has been completed at the Bob Lake deposit for a total of 3,189 metres. This deposit is controlled by the Company and is held under option from W. Bruce Dunlop (NPL) Ltd. The deposit was discovered in 1941 by Sherritt Gordon Mines Limited which identified a historic estimate of 2,159,098 tonnes grading 1.33% copper, 1.18% zinc, 0.31 g/t gold and 8.45 g/t silver (January 31, 2006, NI 43-101 Technical Report on the Sherridon VMS Property is filed on SEDAR). The Bob Lake deposit has been modeled as multiple sulphide horizons with a northwest strike over a length of 780 metres. The lenses of pyrrhotite, pyrite, chalcopyrite and sphalerite have been described as having an average width of four metres, a southeast-plunge and a vertical extension to 180 metres. Drilling in the 1940s at Bob Lake did not extend beyond a vertical depth of 180 metres.

Three drill sections, 300 metres apart, have now been completed within the previously outlined historic Bob Lake deposit. The copper and zinc grades of the mineralization in these drill holes are typical of grades reported from 36 drill holes completed in the 1940s in the same area.

An intersection of 2.53 metres grading 1.46% copper and 2.23% zinc within a massive sulphide zone 10.7 metres thick grading 0.92% copper and 1.51% zinc has confirmed the presence of copper and zinc-rich massive sulphides approximately 65 metres down-dip of the historic resource limits. This new zinc-rich mineralized zone represents a new target and the potential to expand the resource at depth.

Sulphides in the region are also noteworthy for their gold enrichment and this has been confirmed by recent drilling. Several significant gold zones have been encountered at the Bob deposit including returns of 3.8 g/t gold over 3.7 metres, 1.37 g/t gold over 9.7 metres, 1.87 g/t gold over 7.5 metres, 19.55 g/t gold over 0.5 metres and one sample assaying 21.54 g/t gold over 0.5 metres.

Three drill holes designed to test the new airborne geophysical target zone that extends southeast of the Bob Lake deposit have shown that the deposit remains open to up to 750 metres beyond the previously known deposit boundary. In addition, the magnetic and VTEM conductor targets extend southeast through Scotty Lake and within 200 metres of the eastern shore of Scotty Lake one of three historic drill holes is reported as intersecting 12 metres of massive sulphides (no assays available).

Borehole Pulse EM surveys were conducted on all drill holes to test both strike and depth extensions of the sulphide zones and to guide additional drill targets. Additional drilling is planned to follow up on off-hole geophysical responses that clearly point towards a large and highly conductive source that suggests the potential for significant extension at depth.

Compilation of historic and new drill hole data is complete and a new interpretation of the geology is in progress. A NI 43-101 compatible resource determination will be carried out upon the completion of the geological assessment.

Jungle Lake Deposit

Fifteen diamond drill holes were completed at Jungle Lake for a total of 3,242 metres of drilling.

The Jungle Lake deposit was discovered and drilled by HBED from 1958 to 1967. Historical resource estimates calculated by HBED on the Jungle Lake deposit are
3.4 million tonnes grading 1.42% copper and 1.1% zinc. Mineralization occurs in four en echelon lenses consisting predominantly of massive pyrrhotite and pyrite with lesser amounts of chalcopyrite and sphalerite in blebs and stringers. It has a known east-west strike length of 365 metres and an average thickness of
5.6 metres. It dips at a shallow angle to the north and occurs from surface to a known depth of 400 metres. No drilling has been conducted on the Jungle Lake deposit since 1967.

The Jungle Lake deposit is believed to lie within the same stratigraphic horizon that hosts the past producing Sherridon Mine and also the Park copper-zinc deposit. This horizon can be traced for more than 20 km on the property.

Several drill holes have been completed within the resource boundary determined by HBED and have successfully confirmed the location of the mineralized horizon that HBED included in its resource calculation.

Additional holes were drilled outside the historic resource boundary and have demonstrated that the resource tonnages can likely be expanded outside the previously defined boundaries. Several shallow holes have intersected good copper mineralization and raises the possibility of more near-surface tonnage.

Compilation of Jungle data is complete and the preparation of a NI 43-101 report and resource calculation is in progress. Additional drilling targets will be determined in conjunction with the completion of this report and will be scheduled for the winter 2007/2008.

Park Lake Deposit

A total of four holes were completed at Park Lake and core logging and sampling is in progress.

WEST RED LAKE PROPERTY, ONTARIO

On June 20, 2006, the Company completed a formal option agreement with Goldcorp Inc. ("Goldcorp") on its Middle Bay, Pipestone Bay and Biron Bay properties (collectively the "West Red Lake Property") located in Ball Township, Red Lake, Ontario.

Under the terms of the option agreement the Company can earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims by spending $3 million on exploration by December 31, 2008. Upon spending the $3 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

The Red Lake greenstone belt is host to the richest gold deposit in the world. The high-grade zone at the Red Lake Mine contains 4.6 million ounces at a grade of 2.35 oz/ton gold. The Red Lake Camp has produced over 25 million ounces and is currently being explored by a number of senior gold companies that include AngloGold, Teck Cominco, Barrick and Goldcorp.

The West Red Lake Property is located about 32 km west of the prolific Campbell and Red Lake Mines in the Red Lake Camp. The property covers widespread gold mineralization from surface showings and small gold deposits. Previous exploration by a number of companies including Hemlo Gold Mines Ltd., Goldcorp, Cochenour-Willans Gold Mines Ltd, Dumont Nickel and May-Spiers Gold Mines Ltd. have carried out intermittent exploration in this area since 1935 and surface trenching has returned significant surface gold values including up to1.87 opt over 1.8 metres and 0.38 opt over 7.3 metres respectively. The property has now been consolidated into a larger package of contiguous claims.

The Company has subdivided the project into four broad exploration target areas:
Biron Bay, Middle Bay-May Spiers, West Trout-Bridget Lake and Pipestone-Phillips Channel. During October 2006, work commenced on a mapping, sampling and prospecting program focused on the Middle Bay-May Spiers target with the objective of developing an understanding of the geological setting and to confirm the presence of gold mineralization west of Middle Bay.

A total of 97 rock samples were submitted for assay and whole rock analysis to ALS Chemex in Thunder Bay. Sampling of old trenches located between the historic Miles Red Lake showing and the May-Spiers deposit successfully confirmed the presence of significant gold, silver and copper mineralization. Whole rock geochemistry revealed that the underlying geology is favourable for these elements.

A series of old trenches exposing silicified shear zones containing pyrite represents the North Zone. Trench 8-01, apparently undisturbed under brush for several years returned up to 4.93 g/t Au, 75.5 g/t Ag and 3.63% Cu over 0.80 metres. This mineralized occurrence lies 125 metres south of the North Zone.

The South Zone, located 350 metres to the south, is exposed within a series of trenches and steep-walled pits over a strike length of 100 metres. The mineralization is hosted within intermediate to felsic lapilli tuffs and is concentrated in silicified, sulphidized shears up to 2 metres in width containing pyrite and locally sphalerite, chalcopyrite, galena and arsenopyrite. A sample collected near the 9-44 "shaft" returned 81 g/t Au, 100 g/t Ag and 4.61% Cu over a width of 0.70 metres. In addition, a sample taken from the 10-23 pit located along strike about 82m west of the 9-44 location yielded 3.62 g/t Au, 100 g/t Ag and 8,040 ppm As. The program was suspended prematurely due to deteriorating weather conditions that included heavy snow accumulation and below normal temperatures.

During the winter months of 2006/2007, more than 100 line km of spectral IP (Induced Polarization), resistivity and magnetometer surveying at 100 metres line intervals was carried out by the Company covering the area between the historic Miles (Red Lake) deposit and the Pipestone-Phillips Channel. Analysis of the results of this work is forthcoming and will be used to assist in the selection of drill targets. It is anticipated that drilling of the first targets will commence in the Fall of 2007 and will continue into the winter 2007/2008 season. Geophysics, prospecting, sampling and trenching programs will continue through 2007.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                            ------------------------------------   -------------------------------------------------   ----------
                                                                                                                          FISCAL
                                         FISCAL 2007                                  FISCAL 2006                          2005
                            ------------------------------------   -------------------------------------------------   ----------
THREE MONTH PERIODS ENDING    MAY 31       FEB 28       NOV 30       AUG 31       MAY 31       FEB 28       NOV 30       AUG 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
OPERATIONS:

Revenues - interest income       5,906       13,741        5,625        4,068        4,513        3,498        4,650        5,549
Net income (loss)             (243,413)    (366,353)    (722,652)     178,880   (1,821,875)    (246,430)    (310,510)    (343,202)
Basic and diluted
   income (loss) per share       (0.01)       (0.01)       (0.02)        0.01        (0.06)       (0.01)       (0.01)       (0.01)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital                274,629    1,140,585    2,567,615      151,522      967,196      751,209    1,358,021      506,811
Total assets                24,602,155   25,247,018   25,340,322   24,522,668   24,663,418   25,487,480   25,971,467   23,928,682
Total long-term liabilities 13,822,000   14,092,000   13,570,500   13,846,500   14,399,133   14,560,133   14,756,133   14,266,500
                            ------------------------------------   -------------------------------------------------   ----------

RESULTS OF OPERATIONS

During the nine months ended May 31, 2007 (the "2007 period"), the Company reported a net loss of $1,332,418, a decrease in loss of $1,046,397, from the $2,378,815 loss reported during the nine months ended May 31, 2006 (the "2006 period"). The decrease in the net loss in the 2007 period compared to the 2006 period is primarily attributed to a $1,456,199 decrease in the write-down of unproven mineral interests and a $196,000 decrease of future income tax recovery recorded in the 2007 period, partially offset by a $262,233 increase in general and adminsitrative expenses.

General and administrative costs increased from $1,000,501 in the 2006 period to $1,262,734 in the 2007 period, as follows:
                                                         2007         2006
                                                           $            $

Accounting and administration                             76,485       81,225
Advertising and related                                   32,173       36,066
Compensation and benefits                                122,237       63,288
Consulting and professional fees                         120,160      239,166
Corporate capital taxes                                        -        5,743
Directors' fees                                            3,000            -
Filing fees and transfer agent                            19,387       35,472
Investment conferences and related                       215,644       65,510
Investor relations and shareholder communications        233,605       97,814
Insurance                                                 17,466       16,392
Legal and audit                                          162,826      123,121
Office and general                                        43,976       82,420
Office rent and operating costs                           36,975       14,835
Printing                                                  17,148       11,103
Foreign exchange loss                                      2,472        1,074
Telephone                                                 21,355       10,182
Travel and related costs                                 134,900      102,871
Website and internet costs                                 2,925       14,219
                                                      ----------   ----------
                                                       1,262,734    1,000,501
                                                      ===========  ===========

Significant expenditures incurred during the 2007 period, include $125,766 for legal costs incurred primarily for general legal advice on financings and general corporate activities; $37,060 for independent audit costs; $215,644 for attendance and participation in investment conferences and meetings with the investment communities in North America and Europe; $233,605 for investor relations and shareholder communications and $36,975 for the Company's Vancouver and Toronto office rents and operating costs. During the 2007 period $113,500 was paid to the Company's President and Chairman for compensation and benefits, and accounting and administration expenses of $73,000 was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel.

The increase in general and administrative expenditures was partially offset by:

(i)      a decrease of $119,006 for consulting and professional fees;
(ii)     a decrease of $16,085 for filing fees and transfer agent;
(iii)    a decrease of $38,444 in office and general; and
(iv)     a decrease of $3,893 for advertising and related.

The Company also recorded a stock-based compensation charge of $356,201 in the 2007 period on the granting of 1,547,000 stock options and amending the terms of 450,000 stock options, compared to $359,822 in the 2006 period, when the Company granted 2,168,000 stock options. The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions.

During the 2007 period the Company recorded a total of $40,269 (2006 - $15,691) for general exploration expenditures. On November 17, 2006, the Company agreed to a new agreement under which Metanor has now agreed to purchase the Company's 50% interest for total consideration of $4.0 million. During the 2007 period, the Company recognized a further write-down of $225,000 to reflect the terms of the revised Metanor agreement. No accretion of the asset retirement obligation was recorded in the 2007 period due to the proposed disposition under the Metanor agreement. A detailed discussion of the Company's proposed sale of its Bachelor Lake interest and exploration activities conducted is provided in "Exploration Projects".

As a result of the application of previously unrecognized losses during the 2007 period, the Company recognized a future income tax recovery and a reduction of the future income tax liability of $549,000.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at May 31, 2007, the Company had working capital of $274,629. In July 2007, the Company completed a non-brokered private placement of 5,912,632 units for gross proceeds totalling $2,751,000. A further $1,000,000 is expected to be received from Metanor by November 30, 2007, under the proposed sale of the Bachelor Lake Property. The Company expects that it will require additional financings to maintain its core operations, planned exploration and current levels of corporate overhead. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2006 audited financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the 2007 period, the Company incurred $276,800 (2006 - $231,813) for directors' fees, consulting and professional, compensation and benefits, and accounting and administrative services provided by companies controlled by officers and directors of the Company. As at May 31, 2007, accounts payable and accrued liabilities include $22,367 (2006 - $9,124) due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

The Company has retained, on a part time basis and on a contract basis, a number of assistants during the 2007 period. A number of other consultants were also retained during the 2007 period, on an interim trial basis but all were terminated after short term engagements. The services provided by these consultants related to assistance in co-ordinating Company road shows in Europe and North America.

On March 10, 2006, the Company entered into an investor relation agreement with Clark Avenue Company Inc. ("Clark Avenue") to provide market awareness and investor relations on behalf of the Company. The agreement was for a term of one year. During the 2007 period, the Company paid $35,000 to Clark Avenue. The agreement with Clark Avenue was terminated effective April 9, 2007.

During the 2007 period, the Company was active in providing corporate awareness of its work programs. The Company was also active in attending and presenting at a number of investment conferences and trade shows in Vancouver, Toronto, Winnipeg, and Frankfurt. The Company is also using a number of web based advertisers. During the 2007 period, the Company paid $32,173 for advertising, $215,644 for investment conferences and related costs, $233,605 for investor relations and shareholder communications and $17,148 for printing costs associated with investor materials and pamphlets.

On June 7, 2006, the Company entered into an investor relations agreement with Value Relations GmbH ("Value Relations") to provide investor relations and corporate financing activities in Europe. The Company agreed to pay Value Relations US $5,000 per month for a period of five months. Effective November 1, 2006, the Company renewed its arrangement with Value Relations, under which it has agreed to pay Value Relations EUR(euro)5,000 per month for twelve months and granted 250,000 stock options, at $0.45 per share, for a period of three years. During the 2007 period, the Company paid $79,170 to Value Relations.

In July 2007, the Company entered into an investor relations contract with Empire Communications Inc. ("Empire"), under which Empire will provide financial advice and assist in the structuring, coordinating and organizing of general investor relations activities in Canada. Under the arrangement, Empire will be paid a monthly fee of $6,000 and was granted stock options to purchase 150,000 common shares of the Company at $0.50 per share for a period of three years, subject to vesting provisions.

The Company maintains a web site at www.halores.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at July 25, 2007, there were 40,739,681 issued and outstanding common shares, 3,965,000 stock options outstanding exercisable, at exercise prices ranging from $0.45 to $0.60 per share, and 8,128,582 warrants outstanding, with exercise prices ranging from $0.45 to $0.75 per share.

DISCLOSURE CONTROLS

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the nine months ended May 31, 2007 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures in place as at May 31, 2007. Based on this evaluation, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Lynda Bloom, President and Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending May 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  July 27, 2007


/s/ Lynda Bloom
-----------------------------------
Lynda Bloom,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, a Director and Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending May 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  July 27, 2007


/s/ Nick DeMare
----------------------------------
Nick DeMare,
Director & Chief Financial Officer